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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2005

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]             Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

1.   OTHER EVENTS

     The Company has given notice, dated June 20, 2005, to its shareholders of its annual general meeting to be held in Hong Kong on Friday, July 22, 2005. A copy of the notice setting forth the agenda for such meeting is attached hereto as Exhibit 1.1 and is incorporated herein by reference. A form of proxy which has also been furnished by the Company to its shareholders is attached hereto as
Exhibit 1.2 and incorporated herein by reference.

2.   EXHIBITS

     1.1  Notice of Annual General Meeting, dated June 20, 2005.
     1.2  Form of Proxy.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: June 29, 2005

                                 CHINA YUCHAI INTERNATIONAL LIMITED


                                 By: /s/ Philip Ting Sii Tien
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                                     Name: Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director



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                                  EXHIBIT INDEX

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
1.1  Notice of Annual General Meeting, dated June 20, 2005.
1.2  Form of Proxy.
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